Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


For the month of March, 2001


                       Euro Tech Holdings Company Limited
                  ----------------------------------------------
                  (Translation of registrant's name into English)


         18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
         -------------------------------------------------------------
                 (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_____________.

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2


Item 5.	Other Events
--------------------

	On March 19, 2001, Euro Tech Holdings Company Limited (the "Registrant") issued a press release announcing that

        * it had executed a letter of intent to acquire a minority equity interest in a private Shanghai based engineering firm;

        * Plans to open a "pilot" shop(s) to sell products directly to customers in Shanghai;

        *   Developed a prototype for its Infrared Photometric Oil
            Analyzer.

The press release is attached as an exhibit and is incorporated by reference herein.


Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Press Release dated March 19, 2001.


                                SIGNATURES
                                ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   EURO TECH HOLDINGS COMPANY LIMITED
                                   (Registrant)




Dated:  March 20, 2001             By:       /s/ T.C. Leung
                                      -----------------------------------
                                      T.C. Leung, Chief Executive Officer
                                      and Chairman of the Board

Exhibit - Form 6-K - March 2001


Euro Tech Holdings - Recent Developments

HONG KONG, March 19,/PRNewswire/--Euro Tech Holdings Company Limited (Nasdaq: CLWT: CLWTW: ("Euro Tech") today announced that it had recently entered into a non-binding letter of intent to acquire a 30% equity interest in Pact Asia Pacific Ltd., ("Pact") for approximately $290,000, subject to final negotiations. Pact is a privately owned engineering firm situated in Shanghai that is believed by Euro Tech to specialize in the design, manufacture and operation of water and waste water treatment plants in several industries situated in China. Euro Tech believes that Pact's business is complementary to Euro Tech's as we continue to focus on sales and marketing of products of others. Also, Euro Tech anticipates that if it is able to secure an equity stake in Pact, its ability to become a supplier to Pact will be enhanced. The acquisition of an equity stake in Pact is subject to the negotiation of a definitive agreement, Euro Tech's due diligence investigation of Pact, its finances, operations and certain legal requirements, all to be accomplished by April 23, 2001. There can be no assurance that Euro Tech will successfully complete such acquisition, it will perform as anticipated, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to Euro Tech or that Euro Tech will not lose its entire investment.

Additionally, Euro Tech intends to establish a "pilot" shop in Shanghai in the near future to sell inventoried water and other electronics testing equipment to potential customers. If the Shanghai "pilot" shop proves commercially feasible, Euro Tech intends to open a second shop in Beijing and intends to explore having independent third parties, not otherwise affiliated with Euro Tech, establish similar shops in other cities in China. In view of China's impending WTO accession, the "pilot" shops and possible shops to be opened by independent third parties represent a new marketing tool to be used by Euro Tech. There can be no assurance that the "pilot" shops will prove to be commercially viable, that Euro Tech will not sustain losses in connection with the founding costs of opening and running the shop, hiring personnel and similar expenses. There can be no assurance that similar shops will be established by independent third parties, that any such third party shop will be come commercially viable, or result in any significant revenues or profits to Euro Tech.

In May 2000, Euro Tech signed an agreement with the Shanghai Institute Optics Instrument to jointly develop an Infrared Photometric Oil Analyzer by infrared absorption method. Potential prototypes of the analyzer have been completed. Potential customers, who are evaluating the analyzer, have advised that the prototypes are acceptable and orders for eleven of the prototypes have been received. This analyzer is intended to detect concentrations of petroleum, animal and vegetable oils in surface water, underground water, municipal and industrial wastewater. Potential customers are environmental water monitoring stations, water purification and waste treatment facilities, underground water and harbor water monitoring stations located in China.

Our perceived advantage of the analyzer is that the sample under test is measured by three different wavelengths simultaneously thus giving more accurate readings against one fixed wavelength used by most of our potential competitors' product.


          Exhibit - Pg. 1


There can be no assurance that any such analyzer will:

      *   be fully developed past the prototype stage;
      *   become a commercially viable product; and
      *   not result in losses to the Company.

Certain statements in this news release regarding Euro Tech's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely deployment of resources.

/CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO, +852-2814-0311, or fax +825-2873-4887, both of Euro Tech Holdings/



          Exhibit - Pg. 2